June 10, 2019

Fred Kite
Chief Financial Officer
OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, IN 46582

       Re: OrthoPediatrics Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 001-38242

Dear Mr. Kite:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery